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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 1*

                    Under the Securities Exchange Act of 1934

                                 Telident, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879931301
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                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
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            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                 March 10, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

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CUSIP No.  879931301
_______________________________________________________________________________


     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Okabena Partnership K, a Minnesota general partnership  41-1642281
_______________________________________________________________________________

     (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)  [   ]
                                                                 (b)  [ X ]

_______________________________________________________________________________
     (3)  SEC Use Only

________________________________________________________________________________
     (4)  Source of Funds

          WC
_______________________________________________________________________________
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                  [   ]

          N/A
_______________________________________________________________________________
     (6)  Citizenship or Place of Organization

          Minnesota
_______________________________________________________________________________
Number of      (7)  Sole Voting Power            313,833    shares
Shares Bene-  _________________________________________________________________
 ficially      (8)  Shared Voting Power                     shares
Owned by      _________________________________________________________________
Each Report-   (9)  Sole Dispositive Power       313,833    shares
 ing Person   _________________________________________________________________
 With          (10) Shared Dispositive Power                shares
_______________________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          313,833 shares
_______________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                              [   ]

          N/A
_______________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)
           4.9%
_______________________________________________________________________________
     (14) Type of Reporting Person (See Instructions)

          PN


                                Page 2 of 4 pages

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          This Amendment relates to the Schedule 13D Statement originally filed on February 21, 1997 and amends such Statement to furnish the information set forth herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended and restated as follows:

          (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13). The Issuer's Form 10Q-SB filed on November 11, 1996 with the Securities and Exchange Commission indicated that it had 6,154,293 shares of Common Stock outstanding on October 31, 1996, which has been adjusted in accordance with Rule 13d-3(d)(1)(i) to account for the ownership of 150,000 warrants by the Reporting Person.

          (c). The Reporting Person made the following sales on the dates and at the prices set forth below and thereby reduced its beneficial ownership to an amount less than five percent (5%).

         Date of Sale     Shares Sold    Price Per Share
         ------------     -----------    ---------------

            2/24/97         20,000            $1.03
            2/25/97         15,000            $1.14
            2/28/97         10,000            $1.06
            3/6/97           5,000            $1.06
            3/7/97          15,000            $1.06
            3/10/97          2,500            $1.06


                                Page 3 of 4 pages

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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 17, 1997                    OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By:  /s/ Gary S. Kohler
                                             ----------------------------------
                                             Gary S. Kohler, Vice President




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